UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 16, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

（在中華人民共和國註冊成立的股份有限公司） (A joint stock limited company incorporated in the People’s Republic of China with limited liability) （Stock code 股份代號：00670） N O T I F I C AT I O N L E T T E R 通 知 信 函 Dear H shares shareholder, 14 July 2018 China Eastern Airlines Corporation Limited (the “ Company” ) Notice of publication of (i) Notice of 2018 Third Extraordinary General Meeting of the Company ; (ii) Proxy For m for the 2018 Third Extraordinary General Meeting of the Company; (iii) the 2018 Third Extraordinary General Meeting Attendance Slip of the Company ; (iv) Notice of H Shareholders Class Meeting of the Company; (v) Proxy For m for the H Shareholders Class Meeting of the Company; and (vi) the H Shareholders Class Meeting Attendance Slip of the Company (the “ C u r r e n t C o r p o r a t e C o m m u n i c a t i o n s”) The English and Chinese versions of the Current Corporate Communications are available on the Company’s website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communication s on those websites. On the Company’s website, the Current Corporate Communications can be found under the “Investor Relations” section by clicking “About China Eastern” under the section headed “About Us” on the home page. Shareholders may at any time choose to receive the Corporate Communication s free of charge(N ote) either in printed form, or access the electronic version on the websites, notwithstanding any wish to the contrary they have previously conveyed to us. Even if you have chosen (or are deemed to have consented) to receive the website version of the Corporate Communications but for any reason you have difficulty in receiving or gaining access to any of the Corporate Communications, the Company will promptly send those Corporate Communications to you in printed form free of charge upon your request. If you want to receive a printed version of the Current Corporate Communication s, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk. If you would like to change your means of receipt of Corporate Communication s in the future, please write to the Company c/o the Hong Kong Share Registrar at the above address or send an email to cea.ecom@computershare.com.hk. Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays ). Yours faithfully, for and on behalf of China Eastern Airlines Corporation Limited Wang Jian Company Secretary Note: “Corporate Communications” refers to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips. 各 位 H 股 股 東 ： 中 國 東 方 航 空 股 份 有 限 公 司 （「 本 公 司 」） 本 公 司( i ) 2 0 1 8 年 第 三 次 股 東 特 別 大 會 通 知 ； ( ii) 2018年 第 三次 股 東 特 別 大 會 代 表 委 任 表 格 ； ( i i i ) 2 0 1 8 年 第 三次 股 東 特 別 大 會 回 執； ( iv) H 股 類 別 股 東 會 議 通 告 ； ( v ) H 股 類 別 股 東 會 議 代 表 委 任 表 格 ； 及 ( vi) H 股 類 別 股 東 會 議 回 執 之 發 佈 通 知 ( 「 本 次 公 司 通 訊 文 件 」 ) 本 次 公 司 通 訊 文 件 的 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 w w w . c e a i r . c o m 及 香 港 聯 合 交 易 所 有 限 公 司 網 站 w w w . h k e x n e w s . h k。 請 在 該 等 網 站 瀏 覽 本 次 公 司 通 訊 文 件 。 本 次 公 司 通 訊 文 件 可 在 本 公 司 主 頁 按「 走 進 東 航 」(「 關 於 東 航 」 項 下 ) ， 再 在 「 投 資 者 關 係 」 一 項 下 選 取 。 儘 管 閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 ( 附 註 ) 收 取 方 式 的 選 擇 ， 但 仍 可 以 隨 時 更 改 有 關 選 擇 ， 轉 為 以 收 取 印 刷 本 或 於 網 上 閱 覽 電 子 版 ， 費 用 全 免 。 如 閣 下 已 選 擇 （ 或 被 視 為 同 意 ） 以 網 上 方 式 收 取 公 司 通 訊 文 件 但 因 任 何 理 由 未 能 閱 覽 載 於 網 站 的 任 何 公 司 通 訊 文 件 ， 閣 下 只 要 提 出 要 求 ， 我 們 將 盡 快 向 閣 下 寄 上 所 要 求 的 公 司 通 訊 文 件 之 印 刷 本 ， 費 用 全 免 。 如 閣 下 欲 收 取 本 次 公 司 通 訊 文 件 之 印 刷 本 ， 請 閣 下 填 妥 在 本 函 背 面 的 申 請 表 格 （「 申 請 表 格 」）， 並 使 用 隨 附 之 郵 寄 標 籤 寄 回 ， 如 在 香 港 投 寄 則 毋 須 貼 上 郵 票 。 申 請 表 格 請 經 香 港 證 券 登 記 有 限 公 司 （「 香 港 證 券 登 記 處 」） 寄 回 本 公 司 ， 地 址 為 香 港 灣 仔 皇 后 大 道 東 183 號 合 和 中 心 1 7M 樓 。 申 請 表 格 亦 可 於 上 述 網 站 內 下 載 。 此 外 ， 閣 下 亦 可 以 電 郵 方 式 發 送 申 請 表 格 掃 描 本 到 cea.ecom@computershare.com.hk。 如 閣 下 欲 更 改 日 後 收 取 公 司 通 訊 文 件 之 收 取 途 徑 ， 請 以 書 面 要 求 經 香 港 證 券 登 記 處 送 交 到 本 公 司 或 以 電 郵 方 式 cea.ecom@computershare.com.hk 送 交 。 如 對 本 函 內 容 有 任 何 疑 問 ， 請 致 電 香 港 證 券 登 記 處 電 話 熱 線 ( 8 5 2 ) 2 8 6 2 8 6 8 8 ， 辦 公 時 間 為 星 期 一 至 五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正 至 下 午 6 時 正 。 二 零 一 八 年 七 月 十 四 日 代 表 中 國 東 方 航 空 股 份 有 限 公 司 汪 健 公 司 秘 書 謹 啟 附註：「公司通訊文件」指任何由本公司刊印或將會刊印以供參考或行動的文件，包括但不限於：(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報告 (如適用)；(b)中期報告及中期摘要報告(如適用)；(c)會議通告；(d)上市文件；(e)通函； (f)委任代表表格; 及(g)回條。

CCS3835 CEAH Request Form 申請表格 DTo: China Eastern Airlines Corporation Limited (the “Company”) (Stock code: 00670) c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong 致： 中國東方航空股份有限公司（「公司」） （股份代號：00670） 經香港證券登記有限公司 (「香港證券登記處」) 香港灣仔皇后大道東 183 號 合和中心 17M 樓 I/We have already chosen (or are deemed to have consented) to access the Current Corporate Communications (as defined in this letter on the reverse side) posted on the Company’s website (www.ceair.com) and the website of The Hong Kong Stock Exchange Limited (www.hkexnews.hk) and I/we would like to receive a printed version of the Current Corporate Communications now. Please send the same to the address provided as follows: 本 人 ／ 我 們 已 選 擇 （ 或 被 視 為 已 同 意 ） 瀏 覽 公 司 網 站 (www.ceair.com) 及 香 港 聯 合 交 易 所 有 限 公 司 網 站 (www.hkexnews.hk) 所登載之本次公司通訊文件(定義見背面之信函)，但現在希望收取本次公司通訊文件之印刷 本。請郵寄至以下地址： Name(s) of Shareholder(s)# 股東姓名# Signature 簽名 (Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫) Address# 地址# Contact telephone number 聯絡電話號碼 (Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫) Date 日期 # You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited. 假如 閣下 從公司網站或香港聯合交易所有限公司網站下載本申請表格，請必須填上有關資料。 Notes 附註： - 郵寄標籤 MAILING LABEL 閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick it on the envelope and return this Request Form to us. No postage is necessary if posted in Hong Kong . 1. Please complete all your details clearly. 請 閣 下 清 楚 填 妥 所 有 資 料 。 2. If your shares are held in joint names, the shareholder whose name stands first on the H shares share register of the members of the Company in respect of the joint holding should sign on this Request Form in order for this Request Form to be valid. 如 屬 聯 名 股 東 ， 則 本 申 請 表 格 須 由 該 名 於 公 司 H 股 股 東 名 冊 上 就 聯 名 持 有 股 份 其 姓 名 位 列 首 位 的 股 東 簽 署 ， 本 申 請 表 格 方 為 有 效 。 3. We do not accept any special or other instructions written on this Request Form. 任 何 在 本 申 請 表 格 上 手 寫 的 額 外 或 其 它 指 示 ， 公 司 將 不 予 處 理 。 4. Please note that both printed English and Chinese versions of all Corporate Communications (as defined in this letter on the reverse side) which we ave sent to our H shares shareholders in the past 12 months are available upon request. They are also avail able on the Company’s website for five years from the date of first publication. 公 司 備 有 於 過 去 12個 月 曾 寄 發 予 H股 股 東 的 公 司 通 訊 文 件 (定 義 見 背 面 之 信 函 )的 中 、 英 文 版 印 刷 本 。 該 等 公 司 通 訊 文 件 亦 由 首 次 登 載 日 期 起 計 ， 持 續 5年載 於 公 司 網 站 上 。 * T he Current Corporate Communications of the Company refers to (i) Notice of 2018 Third Extraordinary General M eeting of the Company; (ii) Proxy Form for the 2018 T hird Extraordinary General Meeting of the Company; (iii) the 2018 Third Extraordinary General Meeting Attendance Slip of the Compa ny; (iv) Notice of H Shareholders Class M eeting of the Company; (v) Proxy Form for the H Shareholders Class M eeting of the Company; and (vi) the H Shareholders Class Meeting A t tendance Slip of the Company . 本申請表格所提及之公司本次公司通訊文件指 (i)2018年第三次股東特別大會通知； (ii)2018年第三次股東特別大會代表委任表格； (iii)2018年第三次股東特別大會回執 (iv) H股類別股東會議通 告； (v) H股類別股東會議代表委任表格 ；及 (vi)H股類別股東會議回執 之發佈通知 。 香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼 Freepost No. 37 香港 Hong Kong